Exhibit 99.43

Volaris reports July 2020 traffic results:

68% capacity increase vs. June 2020 and

~1 million passengers transported

Mexico City, Mexico. August 5, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports July 2020 preliminary traffic results.

In July 2020, the resilience of our VFR (Visiting Friends and Relatives) traffic operated in a point-to-point network, along with our bus switching marketing campaigns have supported a strong month-to-month ramp-up. Thus, capacity measured by ASMs (Available Seat Miles) was 63.6% compared to the same month of last year, an increase of 68.2% versus June 2020. Demand measured by RPMs (Revenue Passenger Miles) was 52.2% of last year’s value. This represents an increase of 68.2% versus the previous month. Volaris transported a total of 996 thousand passengers during the month of July 2020, which represents 49.7% of July 2019 figures and an increase of 70.4% versus June 2020. Booked load factor for July 2020 was 73.1%, a decrease of 15.6 pp year over year.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for July 2020, said: “As customer demand improves, our primary focus is on preserving cash, while progressively ramping up our ASM productivity by offering the lowest fares in the market. As mentioned in the guidance previously issued, for August 2020 Volaris plans to operate approximately 70% of its capacity versus the originally published schedule in response to a gradual recovery of the market”.

The following table summarizes Volaris traffic results for the month and year to date.

	July 2020	July 2019	Variance	July YTD 2020	July YTD 2019	Variance
RPMs (in millions, scheduled & charter)
Domestic	796	1,318	-39.7%	5,391	8,516	-36.7%
International	219	626	-65.0%	1,928	3,542	-45.6%
Total	1,015	1,945	-47.8%	7,319	12,058	-39.3%
ASMs (in millions, scheduled & charter)
Domestic	1,127	1,470	-23.4%	6,582	9,691	-32.1%
International	261	720	-63.8%	2,338	4,356	-46.3%
Total	1,387	2,190	-36.6%	8,920	14,048	-36.5%
Load Factor (in %, scheduled, RPMs/ASMs)
Domestic	70.6%	89.7%	(19.1) pp	81.9%	87.9%	(6.0) pp
International	84.1%	87.0%	(2.8) pp	82.5%	81.4%	1.1 pp
Total	73.1%	88.8%	(15.6) pp	82.1%	85.9%	(3.8) pp
Passengers (in thousands, scheduled & charter)
Domestic	854	1,567	-45.5%	6,060	10,139	-40.2%
International	143	437	-67.3%	1,318	2,482	-46.9%
Total	996	2,004	-50.3%	7,378	12,621	-41.5%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 142 and its fleet from four to 83 aircraft. Volaris offers more than 302 daily flight segments on routes that connect 41 cities in Mexico and 22 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100